                                                                    EXHIBIT 14.1

                           FREQUENTLY ASKED QUESTIONS


GENERAL INFORMATION

The attached Code of Business Conduct and Ethics has been adopted by the Board of Directors of FelCor Lodging Trust Incorporated to protect our company's reputation for honesty and integrity and to promote compliance with laws, rules and regulations. The following questions and answers provide important information regarding the code and your obligations under it. These questions and answers are not intended to address all aspects of the code or your obligations, and do not limit or modify your responsibilities under the code.

WHO IS COVERED BY THE CODE?

If you are a director, officer or employee of FelCor Lodging Trust Incorporated, you are subject to this code. At least annually, you will be required to sign a statement certifying that, among other things, you have read and understand the code and agree to comply with it.

WHAT DO I NEED TO DO TO BE SURE I COMPLY WITH THE CODE?

Read the code carefully and consider how it may impact what you do. You are encouraged to make a list of questions that you have about the code and your responsibilities under it. Larry Robinson, our general counsel, will hold one or two information sessions for employees over the next month to explain the code and its application to you. Those sessions will provide you with an opportunity to raise any questions that you may have.

WHAT IF I'M NOT SURE WHAT IS REQUIRED UNDER THE LAW?

The code requires you to comply with applicable laws, rules and regulations. If you have questions regarding either the applicability of, or the conduct required to comply with, any law, rule or regulation, you should seek advice from the company's legal department.

WHAT IS A "CONFLICT OF INTEREST"?

A "conflict of interest" exists when your personal or private interest interferes in any way with the interests of the company or your ability to perform your work objectively and effectively.

WHAT IF I'M NOT SURE OF MY OBLIGATIONS IN A PARTICULAR SITUATION?

You are encouraged to talk to your supervisors, managers or other appropriate personnel when you are in doubt about the best course of action in a particular circumstance. Tom Corcoran and Larry Robinson are each authorized to determine whether a particular circumstance involving an employee would violate the code.

IF I KNOW OF, OR SUSPECT, A VIOLATION OF THE CODE, WHOM SHOULD I TELL?

You should put it in writing and send it to Tom Corcoran, Larry Robinson or Barbara Lacy. If the violation involves one of those persons, or a director of the company, you should send it to Mr. Ellwood, as the chairman of the Corporate Governance and Nominating Committee of the Board, or Robert W. Dockery, the company's principal outside legal counsel. Contact information for each of these individuals appears at the end of the code.

WHAT IF MY SUPERVISOR TELLS ME TO DO SOMETHING THAT WOULD VIOLATE THE CODE?

Don't do it, report it. No one has the right to order, or even ask, you to violate this code or the law. If anyone does, THEY are violating this code.

CAN I GET IN TROUBLE FOR REPORTING A VIOLATION OF THE CODE BY SOMEONE ELSE?

No. You may report a violation or suspected violation anonymously. Even if you identify yourself in the report, it is the policy of our company not to allow actual or threatened retaliation, harassment or discrimination due to reports of misconduct by others that are made, in good faith, by employees.

                        FELCOR LODGING TRUST INCORPORATED
                       CODE OF BUSINESS CONDUCT AND ETHICS

INTRODUCTION

         Our company's reputation for honesty and integrity is the sum of the personal reputations of our directors, officers and employees. To protect this reputation and to promote compliance with laws, rules and regulations, this Code of Business Conduct and Ethics has been adopted by our Board of Directors.

         This Code sets out the basic standards of ethics and conduct to which all of our directors, officers and employees are held. These standards are designed to deter wrongdoing and to promote honest and ethical conduct, but will not cover all situations. If you have any doubts whatsoever as to the propriety of a particular situation, you should submit it in writing to Thomas J. Corcoran, Jr., our company's president, Lawrence D. Robinson, our executive vice president and general counsel, or Barbara Lacy, our vice president and office manager. If your concern relates to one of those individuals, you should submit your concern, in writing, to Richard S. Ellwood, the chairman of the Corporate Governance and Nominating Committee of our Board of Directors, or Robert W. Dockery, our principal outside legal counsel. The mailing and e-mail addresses, as well as the telephone and facsimile numbers, of each of these persons is set forth at the end of this Code.

         Those who violate the standards set out in this Code will be subject to disciplinary action.

1.       SCOPE

         If you are a director, officer or employee of FelCor Lodging Trust Incorporated, you are subject to this Code.

2.       HONEST AND ETHICAL CONDUCT

         We, as a company, require honest and ethical conduct from all persons subject to this Code. Each of you has a responsibility to all other directors, officers and employees of our company, and to our company itself, to act in good faith, responsibly, with due care, competence and diligence, without misrepresenting material facts or allowing your independent judgment to be subordinated and otherwise to conduct yourself in a manner that meets with the highest ethical and legal standards. Our reputation, as a company, depends upon the ethical and legal conduct of all of our directors, officers and employees.



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3.       COMPLIANCE WITH LAWS, RULES AND REGULATIONS

         You are required to comply with all applicable governmental laws, rules and regulations. Obeying the law, both in letter and in spirit, is the foundation on which our company's ethical standards are built. Although you are not expected to know the details of all the applicable laws, rules and regulations, it is expected that if you have questions regarding either the applicability of, or the conduct required to comply with, any law, rule or regulation you will seek advice from our company's legal department.

4.       CONFLICTS OF INTEREST

         You must handle in an ethical manner any actual or apparent conflict of interest between your personal and business relationships. Conflicts of interest are prohibited as a matter of policy. A "conflict of interest" exists when a person's private interest interferes in any way with the interests of our company, as a whole. For example, a conflict situation arises if you take actions or have interests that interfere with your ability to perform your work for our company objectively and effectively. Conflicts of interest also will arise if you, or a member of your family, receive an improper personal benefit as a result of your position with our company. Loans to, or guarantees of the obligations of, you or your family members by our company or by persons doing business with our company are of special concern to us and must be disclosed, in writing, to the company's president or general counsel.

         If you become aware of any material transaction or relationship that reasonably could be expected to give rise to a conflict of interest, you should report it to our company's president or general counsel.

         Conflicts of interest may not always be clear-cut, so if you have a question regarding a situation that may give rise to a conflict of interest, you should consult with our company's legal department. Certain kinds of transactions or relationships may raise issues of conflict of interest, but are not necessarily improper or adverse to our company's best interests. The following standards apply to certain common situations where potential conflicts of interest may arise:

         A.       GIFTS AND ENTERTAINMENT

         Personal gifts and entertainment offered by persons doing business with our company may be accepted when offered in the ordinary and normal course of the business relationship. However, the frequency and cost of any such gifts or entertainment may not be so excessive that your ability to exercise independent judgment on behalf of our company is or may appear to be compromised. Accordingly, if you receive or are offered a gift that you believe to have a value in excess of $100, or entertainment that is in excess of usual and customary levels, by any person providing or offering goods or services to our company, you must promptly disclose the same to our company's president or general counsel (or the chairman of the Corporate Governance and Nominating Committee of the Board of Directors in the case of the company's president or a director), who will determine whether the gift or entertainment is improper, based upon the standards set out in this Code. Any gift or entertainment determined to be improper must be returned, reimbursed or refused by you.



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         B.       FINANCIAL INTERESTS IN OTHER ORGANIZATIONS

         The determination of whether any outside investment, financial arrangement or other interest in another organization is improper depends on the facts and circumstances of each case. Your ownership of an interest in another organization may be inappropriate if the other organization has a material business relationship with, or is a direct competitor of, our company and your financial interest is of such a size that your ability to exercise independent judgment on behalf of our company is or may appear to be compromised. As a general rule, a passive investment would not likely be considered improper if it: (1) is in publicly traded shares; (2) represents less than 1% of the outstanding equity of the organization in question; and (3) represents less than 5% of your net worth. If you are not certain whether any investment, financial arrangement or interest in another organization would be inappropriate, the details of your investment, financial arrangement or interest must be fully disclosed to our company's president or general counsel (or the Board of Directors or the Corporate Governance and Nominating Committee of the Board of Directors, if you are the president or a director of our company), who will make a determination whether it is inappropriate, based upon the standards set out in this Code.

         C.       OUTSIDE BUSINESS ACTIVITIES

         The determination of whether any outside position you may hold is improper will depend on the facts and circumstances of each case. Your involvement in trade associations, professional societies, and charitable and similar organizations will not normally be viewed as improper. However, if those activities are likely to take substantial time from or otherwise conflict with your responsibilities to our company, you should obtain prior approval from your supervisor. Other outside associations or activities in which you may be involved are likely to be viewed as improper only if they would interfere with your ability to devote proper time and attention to your responsibilities to our company or if your involvement is with another company with which our company does business or competes. For a director, employment or affiliation with a company with which our company does business or competes would be improper unless fully disclosed to and approved by our company's Board of Directors or the Corporate Governance and Nominating Committee of the Board of Directors and satisfies any other standards established by applicable law, rule (including rule of any applicable stock exchange) or regulation and any other corporate governance guidelines that our company may establish.

         D.       INDIRECT VIOLATIONS

         You should not indirectly, through a spouse, family member, affiliate, friend, partner, or associate, have any interest or engage in any activity which would violate this Code if you directly had the interest or engaged in the activity. Any such relationship should be fully disclosed to our company's president or general counsel (or the Board of Directors or the Corporate Governance and Nominating Committee of the Board of Directors if you are the president or a director of our company), who will make a determination whether the relationship is inappropriate, based upon the standards set out in this Code.


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5.       CORPORATE OPPORTUNITIES

         You are prohibited from taking for yourself, personally, opportunities that are discovered through the use of corporate property, information or position. You may not use corporate property, information, or position for personal gain, or to compete with our company directly. You owe a duty to our company to advance its legitimate interests whenever the opportunity to do so arises.

         A diversion of a corporate opportunity or competition with our company that is improper may not always be clear-cut, so if you have a question, you should consult with our company's legal department. Certain kinds of transactions or relationships may raise issues, but are not necessarily improper or adverse to our company's best interests. Some common situations where these issues can arise are discussed in paragraphs 4 and 10 of this Code. If you are not certain whether an opportunity or activity would be improper, you should not pursue it before disclosing it to our company's president or general counsel (or the Board of Directors or the Corporate Governance and Nominating Committee if you are our president or a director of our company), who will make a determination whether the opportunity or activity is inappropriate, based upon the standards set out in this Code.

6.       FAIR DEALING

         You should endeavor to deal fairly with our company's suppliers, competitors and employees and with other persons with whom our company does business. You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair-dealing practice.

7.       PUBLIC DISCLOSURES

         It is our company's policy to provide full, fair, accurate, timely, and understandable disclosure in all reports and documents that we file with, or submit to, the Securities and Exchange Commission and in all other public communications made by our company.

8.       CONFIDENTIALITY

         You should maintain the confidentiality of all confidential information entrusted to you by our company or by persons with whom our company does business, except when disclosure is authorized or legally mandated. Confidential information includes all non-public information that might be of use to competitors of, or harmful to, our company or persons with whom our company does business, if disclosed.


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9.       INSIDER TRADING

         If you have access to material, non-public information concerning our company, you are not permitted to use or share that information for stock trading purposes, or for any other purpose except the conduct of our company's business. All non-public information about our company should be considered confidential information. Insider trading, which is the use of material, non-public information for personal financial benefit or to "tip" others who might make an investment decision on the basis of this information, is not only unethical but also illegal. Violations of this prohibition against "insider trading" may subject you to criminal or civil liability, in addition to disciplinary action by our company. If you have any questions, please consult our company's legal department.

10.      PROTECTION AND PROPER USE OF COMPANY ASSETS

         You should protect our company's assets and promote their efficient use. Theft, carelessness, and waste have a direct impact on our company's profitability. All corporate assets should be used for legitimate business purposes.

         In general, if you have any question as to the propriety of any personal usage of our company's assets, you should disclose the proposed usage to our company's president or general counsel (or the Board of Directors or the Corporate Governance and Nominating Committee if you are our president or a director), who will make a determination as to the propriety of any proposed usage. However, specific standards applicable to several common situations are discussed below:

         A.       COMPLIMENTARY OR DISCOUNTED HOTEL SERVICES

         Independent third party managers operate all of our company's hotels, and their decision with respect to the granting of requests for complementary and/or discounted hotel services by directors, officers and employees of our company will be final. Any privileges that may be extended to you by our third party managers should not be abused.

         B.       OFFICE SUPPLIES AND SERVICES

         Office supplies and equipment belonging to our company should be used for corporate purposes, although we will permit some nominal usage of these items for your personal benefit. For example, you may use the corporation's copiers to make a limited number of personal copies. However, if you use our company's Federal Express account, postage meter or long-distance telephone services for personal purposes, you should arrange to reimburse our company for any out-of-pocket expenses incurred by it. If you have any question as to the propriety of any personal usage of our company's office supplies or equipment, you should discuss the same with our company's president, general counsel or office manager, who will make a determination as to the propriety of any proposed use.


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11.      WAIVERS OF THE CODE OF BUSINESS CONDUCT AND ETHICS

         If you are uncertain whether a particular activity or relationship is improper under this Code or requires a waiver of this Code, you should disclose it to our company's president or general counsel (or the Board of Directors or Corporate Governance and Nominating Committee if you are our president or director), who will make a determination first whether a waiver of this Code is required and second, if required, whether a waiver will be granted. You may be required to agree to conditions before a waiver or a continuing waiver is granted. However, any waiver of this Code for an executive officer or director may be made only by the Company's Board of Directors or the Corporate Governance and Nominating Committee of the Board of Directors. In addition, any waiver, or implicit waiver, of this Code for an executive officer or director must be promptly disclosed by our company to the extent required by applicable law, rule (including any rule of any applicable stock exchange) or regulation.

12.      REPORTING ANY ILLEGAL OR UNETHICAL BEHAVIOR

         Our company desires to promote ethical behavior. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, employees should promptly report violations of laws, rules, regulations or this Code to our company's president or general counsel. Any report or allegation of a violation of applicable laws, rules, regulations or this Code need not be signed and may be sent anonymously. All reports of violations of this Code, including reports sent anonymously, will be promptly investigated and, if found to be accurate, acted upon in a timely manner. If any report of wrongdoing relates to accounting or financial reporting matters, or relates to persons involved in the development or implementation of our company's system of internal controls, a copy of the report will be promptly provided to the chairman of the Audit Committee of the Board of Directors, which may participate in the investigation and resolution of the matter. It is the policy of our company not to allow actual or threatened retaliation, harassment or discrimination due to reports of misconduct by others made in good faith by employees. Employees are expected to cooperate in internal investigations of misconduct.

13.      COMPLIANCE STANDARDS AND PROCEDURES

         This Code is intended as a statement of basic principles and standards and does not include specific rules that apply to every situation. Its contents have to be viewed within the framework of our company's other policies, practices, instructions and the requirements of the law. This Code is in addition to other policies, practices or instructions of our company that must be observed. Moreover, the absence of a specific corporate policy, practice or instruction covering a particular situation does not relieve you of the responsibility for exercising the highest ethical standards applicable to the circumstances.

         In some situations, it is difficult to know right from wrong. Because this Code does not anticipate every situation that will arise, it is important that each of you approach a new question or problem in a deliberate fashion:

         (a)      Determine if all facts are known.

         (b)      Determine what is the specific conduct or action in question.


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         (c)      Clarify responsibilities and roles.

         (d)      Discuss the problem with a supervisor.

         (e) Seek help from other resources such as other management personnel or our company's legal department.

         (f) Seek guidance before taking any action that you believe may be unethical or dishonest.

You will be governed by the following compliance standards:

         o You are personally responsible for your own conduct and for complying with all provisions of this Code and for properly reporting known or suspected violations;

         o If you are a supervisor, manager, director or officer, you must use your best efforts to ensure that employees understand and comply with this Code;

         o No one has the authority or right to order, request or even influence you to violate this Code or the law; a request or order from another person will not be an excuse for your violation of this Code;

         o Any attempt by you to induce another director, officer or employee of our company to violate this Code, whether successful or not, is itself a violation of this Code and may be a violation of law;

         o Any retaliation or threat of retaliation against any director, officer or employee of our company for refusing to violate this Code, or for reporting in good faith the violation or suspected violation of this Code, is itself a violation of this Code and may be a violation of law; and

         o Our company expects that every reported violation of this Code will be investigated.

         Violation of any of the standards contained in this Code, or in any other policy, practice or instruction of our company, can result in disciplinary actions, including dismissal and civil or criminal action against the violator. This Code should not be construed as a contract of employment and does not change any person's status as an at-will employee.

         This Code is for the benefit of our company, and no other person is entitled to enforce this Code. This Code does not, and should not be construed to, create any private cause of action or remedy in any other person for a violation of the Code.



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


         The name, address, telephone number, facsimile number and e-mail address of each person designated to receive and take action upon notices or inquiries under this Code is set forth below:

Thomas J. Corcoran, Jr.                  Lawrence D. Robinson                   Barbara Lacy
President & Chief Executive              Executive Vice President &             Vice President and
  Officer                                  General Counsel                        Office Manager
FelCor Lodging Trust Incorporated        FelCor Lodging Trust Incorporated      FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway            545 E. John Carpenter Freeway          545 E. John Carpenter Freeway
Suite 1300                               Suite 1300                             Suite 1300
Irving, Texas  75062                     Irving, Texas  75062                   Irving, Texas  75062

Phone:   (972) 444-4901                  Phone:   (972) 444-4908                Phone:   (972) 444-4921
Fax:     (972) 444-4949                  Fax:     (972) 444-4949                Fax:     (972)
e-mail:  tcorcoran@felcor.com            e-mail:  lrobinson@felcor.com          e-mail:  blacy@felcor.com


                Richard S. Ellwood                       Robert W. Dockery
                Chairman, Corporate Governance           Outside Legal Counsel
                  and Nominating Committee               Jenkens & Gilchrist, P.C.
                12 Auldwood Lane                         1445 Ross Avenue, Suite 3200
                Rumson, New Jersey  07760                Dallas, Texas  75202

                Phone:   (732) 842-6464                  Phone:   (214) 855-4163
                Fax:     (732) 842-6473                  Fax:     (214) 855-4300
                e-mail:  rsellwood@aol.com               e-mail:  rdockery@jenkens.com


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